Henkel

A Brand like a Friend

03 JUL 22 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



03024762

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

SUPPL

Datum
2003-07-21

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel acquires Makroflex".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kühn H. Nicolas

dlw 7/22

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0
Telefax (+49-211) 798-4008
K:\Kühn\SEC Schreiben\SEC 138-2003.doc

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media worldwide.

With my very best regards

Ernst Primosch

Pressemitteilung

Press Release

Sealants and insulants for the construction industry

Henkel acquires Makroflex

The Henkel Group is taking over from YIT Construction Ltd, Helsinki, Finland, the Makroflex business in Finland and Estonia, effective July 18, 2003. Makroflex develops, produces and markets mainly sealants and insulants for the construction industry.

Düsseldorf –The Henkel Group is taking over Makroflex from the Finnish YIT Construction Ltd., effective July 18, 2003. In fiscal 2002, the Makroflex companies recorded sales of some 34 million euros. The companies employ around 100 people at two production sites in Finland and Estonia. Makroflex is the market leader in Central, Eastern and Northern Europe.

"This acquisition is another important step toward expanding our international adhesives business according to plan," explains Alois Linder, Executive Vice Present, Consumer and Craftsmen Adhesives, of the Henkel Group. "The purchase of Makroflex will strengthen our position in North, Central and Eastern Europe, and especially in Russia."

Makroflex's operations in Central and Eastern Europe will in the future be steered by Henkel Central Eastern Europe, headquartered in Vienna. Its Northern European activities will be managed through the Henkel Norden Group.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. Henkel Brands and Technologies are available in 125 countries.

July 18, 2003

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533

Lars Witteck
Phone: +49-211-797-2606

Fax: +49-211-798-2484 Fax: +49-211-798-9208
email: press@henkel.com

press.henkel.com

We distributed this information to MC 1 - 3 world

Henkel

A Brand like a Friend 03 JUL 22 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum
2003-07-21

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel accepts Clorox offer to repurchase shares".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA


T. Kühn


H. Nicolas

Encl.

Henkel

A Brand Like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media worldwide.

With my very best regards

Ernst Primosch

Presseinformation

Press Release

Henkel accepts Clorox offer to repurchase shares

Düsseldorf, Germany – The Henkel Group, Düsseldorf, Germany, has agreed to participate in a share repurchase program of The Clorox Company, Oakland/California, USA. Subject to the terms and conditions of the respective agreement Clorox is authorized to repurchase up to 50 million USD in shares from Henkel during the remainder of this year. Under the total program Clorox can

repurchase up to a total of 255 million USD in shares from Henkel over the next two years.

Henkel presently holds approximately 29 percent of Clorox outstanding sharesThe agreement emphasizes the good partnership between Henkel and Clorox and allows Henkel to maintain the stake in Clorox at about its current level.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas - Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In the first quarter 2003, the Henkel Group generated sales of 2.3 billion euros and an operating profit (EBIT) of 168 million euros. 50,000 employees work for the Henkel Group worldwide. Henkel brands and technologies are available in 125 countries around the world.

July 16, 2003

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
press@henkel.com

Sven Jacobsen
Phone: +49-211-797-6321
Fax: +49-211-798-9208

www.press.henkel.com
www.henkel.com

We distributed this information to MC 1 - 3 world